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EXHIBIT 3.1

                       RESTATED ARTICLES OF INCORPORATION
                       (As Amended Through March 6, 2002)

     SOUTHWEST CAPITAL CORPORATION adopts the following Restated Articles of Incorporation under the New Mexico Business Corporation Act:

                                    ARTICLE I

     The name of the corporation shall be Southwest Capital Corporation.

                                   ARTICLE II

     The nature of the business or objects or purposes to be transacted, promoted or carried on by the corporation are as follows:

     1. To engage in any business authorized by law.

     2. To purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise handle and dispose of shares of capital stock, bonds, securities and evidences of indebtedness of any person, firm or corporation, or of any political subdivision, and while the owner of any such securities, to exercise all the rights, power and privileges of such ownership, including the right to vote the same.

     3. To purchase, hold, sell and transfer shares of its own stock, provided that it shall not use its funds or property for the purchase of its own shares of stock when such purchase would cause an impairment of the capital of this corporation or perpetrate a fraud upon its creditors or other stockholders.

     4. To do any and all such other and further matters and things as may be incident, beneficial and necessary to the proper conduct of the business of said corporation, which would not be inconsistent with the laws of the State of New Mexico, and for such other similar purposes as the corporation may determine.

     5. To borrow, for any of the purposes of the corporation, from time to time without limit as to amount and to draw, make, accept, endorse guarantee and execute promissory notes, drafts, bills of exchange, warrants, bonds, debentures and any other type of negotiable or non-negotiable instruments as evidence of the indebtedness and to secure the payment thereof by interest, assignment and trust, or otherwise, and to further dispose of any such securities or other obligations of the corporation for its corporate purposes.

     6. The foregoing clauses shall be construed both as objects and powers; it is hereby expressly provided that the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of this corporation, it being intended to have all of the power and authority as may be exercised under the laws of the State of New Mexico.

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                                   ARTICLE III

     The corporation shall have authority to issue a total of 6,349,206 common voting shares of the corporation with no par value and to issue 3,000,000 preferred shares having no par value, which preferred shares may be issued in such series, with such rights and preferences, as shall be determined by majority of the corporation's Board of Directors.

     No present or future holders of any common or preferred shares of the corporation, or any series of the corporation's preferred shares unless specifically authorized by a majority of the corporation's board of directors, whether heretofore or hereafter issued, shall have any preemptive rights with respect to (1) any shares of the corporation or any class or series thereof, or
(2) any other security of the corporation (including bonds and debentures) convertible into or carrying rights or options to purchase such shares.

                                   ARTICLE IV

     The duration of the existence of the corporation shall be one hundred (100) years.

                                    ARTICLE V

     These Restated Articles of Incorporation correctly set forth without change the corresponding operative provisions of the Articles of Incorporation as theretofore amended, and supersede the original Articles of Incorporation and all amendments thereto.